March 13, 2026

Yuval Cohen
Chief Executive Officer
Corbus Pharmaceuticals Holdings, Inc.
500 River Ridge Drive
Norwood, MA 02062

       Re: Corbus Pharmaceuticals Holdings, Inc.
           Registration Statement on Form S-3
           Filed March 11, 2026
           File No. 333-294217
Dear Yuval Cohen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Stephen G. Zapf, Esq.